
Mail Stop 3720   August 2, 2006

Via U.S. Mail and Fax (312) 337-0271

Linda G. Havard
Chief Financial Officer
Playboy Enterprises Inc.
680 North Lake Shore Drive
Chicago, IL 60611

> **Re: Playboy Enterprises Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
>
> **File No. 1-14790**
>
> **Form 10-Q for the quarter ended March 31, 2006**

Dear Ms. Havard:

       We have reviewed your supplemental response letter dated July 14, 2006 as well as your filing and have the following comments. As noted in our comment letter dated June 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements
Note A Summary of Significant Accounting Policies

1. We have considered your response to comment 1. You state that the amendments to the distribution agreements may reflect enhancements to the contracts, such as exclusivity, revenue benchmarks, increases in the number of networks carried or the number of cable homes reached by the distributor, sometimes in return for rate incentives. We believe that these changes represent significant modifications to the agreement. In addition, in view of the nature of your business environment and the intense competition with other programming providers for new subscribers, channel space and viewer spending, it seems likely that subsequent renewals may result in significant modifications to the original contract terms and conditions of the agreements. Since it appears unlikely that these agreements will remain in place with

out material modifications, accounting for these agreements as indefinite-lived assets is not consistent with the guidance in paragraph 11(d) of SFAS 142.

In determining the useful life of the agreements you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

If you continue to believe that the agreements are indefinite-lived intangible assets, tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business. In addition, for the agreements that are in the process of renewal describe in detail the items modifying the original terms and conditions. For instance you should describe any enhancements if any to the contracts, such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

2. We note your response to comment 2. Since you have determined that trademarks and service names are indefinite-lived intangible assets, the costs of internally developing, maintaining, or restoring intangible assets that have indeterminate lives should be recognized as an expense when incurred as required by paragraph 10 of SFAS 142. It is unclear why you believe the guidance in the AICPA Technical Practice Aid, TIS Section 2260 is more relevant since it addresses the cost to defend a patent which is a finite-life intangible asset.

In addition we note that you capitalize only third-party expenses incurred in obtaining or protecting your trademark, service mark and domain name registrations. We believe that the cost paid to third-parties should be expensed as incurred. EITF Issue 97-13, which provides interpretative guidance to paragraph 10 of SFAS 142, clarifies that costs incurred internally or paid to a third party should be analyzed based on the nature of the expenditure to determine if it should be capitalized or expensed as incurred.

3. You identified a trademark acquisition cost of $1,620,000 in your response. Tell us what this acquisition cost relates to since it is not clear to us from the disclosure in your 10-K if you acquired a trademark during 2005.

<u>10-Q for the quarter ended March 31, 2006</u>

<u>Note H Stock Based Compensation Expense, page 8</u>

4. Please revise your disclosure to indicate that you are using the modified prospective method and include a statement that the use of this method results in no restatement of previously issued consolidated financial statements or that the financial statements for the prior interim periods do not reflect any restated amounts corresponding to compensation cost calculated under the fair-value method. Please refer to question 1 in section H of SAB 107 for additional guidance.

5. Also note that in the first interim period when SFAS No. 123R is adopted, you are required to include the disclosures set forth in paragraphs 64-65, 84, and A240-A242 in the Form 10-Q. It appears that you have not included all the required disclosures of paragraph 84 and only limited disclosures of paragraph 64-65. For instance we note that you provide stock options and shares of restricted stock units, deferred stock and other performance-based equity awards to your key employees and nonemployee directors. Please revise to disclose in greater detail the nature and terms of these arrangements during the period and their potential effect on shareholders and the cash flow effects resulting from share-based payment arrangements.

6. In addition provide the required disclosures of paragraph 84 of SFAS 123R.

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Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director